WAIVER OF CLOSING ITEMS AGREEMENT

THIS AGREEMENT is made effective as of the 13th day of February, 2008

BETWEEN
PURIO INC.	(“Pubco”)
2470 St. Rose Parkway, Suite 304
Henderson, Nevada, USA 89074
AND
PURIO ENVIRONMENTAL WATER SOURCE, INC.	(“Priveco”)
1048 1685 H Street
Blaine, Washington, USA 98320
WHEREAS

A.

Priveco, Pubco and the Priveco Selling Shareholders (as defined in the Amended Share Exchange Agreement dated February 11, 2008) entered into an Amended Share Exchange Agreement dated February 11, 2008 (the “Amended Share Exchange Agreement”);

B.	Priveco wishes to waive the precedent condition to closing in Section 5.2(g) and Section 5.2(j) of the Amended Share Exchange Agreement;

C.	Priveco wishes to waive the closing delivery condition in Section 7.3(c) of the Amended Share Exchange Agreement; and

D.

Pubco wishes to grant Priveco and the Selling Shareholders the right to rescind the Amended Share Exchange Agreement if the transactions contemplated by Section 5.2(g), Section 5.2(j) and Section 7.3(c) of the Amended Share Exchange Agreement are not satisfied by Pubco before February 22, 2008.

THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree as follows:

1.	Waiver of Conditions and Deliverables

a.

Priveco hereby agrees to waive the condition precedent to Closing under Section 5.2(g) of the Amended Share Exchange Agreement requiring Michael Shamber and Brennan Wood to surrender their respective shares in Pubco totalling 27,500,000 shares of common stock for cancellation on Closing;

b.

Priveco hereby agrees to waive the condition precedent to Closing under Section 5.2(j) of the Amended Share Exchange Agreement requiring Pubco to have no more than 55,234,603 common shares issued and outstanding in the capital of Pubco after giving effect to the issuance of the Pubco Shares (as defined in the Amended Share Exchange Agreement) and the share cancellations contemplated under Section 5.2(g) of the Amended Share Exchange Agreement.

c.

Priveco hereby agrees to waive the Closing Delivery of Pubco under Section 7.3(c) of the Amended Share Exchange Agreement requiring Pubco to deliver share certificates representing the 27,500,000 shares held by Brennon Wood and Michael Shamber collectively, duly endorsed for transfer and cancellation.

2.	Granting of Rescission right by Pubco

a.

Pubco hereby agrees that the Selling Shareholders and Priveco shall have the right to rescind the Amended Share Exchange Agreement in its entirety if the conditions precedent and delivery under Section 5.2(g), Section 5.2(j) and Section 7.3(c) of the Amended Share Exchange Agreement are not satisfied by Pubco before February 22, 2008.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PURIO INC.

Per:	/s/ Joseph A.M. Swanson Authorized Signatory Name: Joseph A.M. Swanson Title: Chief Operations Officer

PURIO ENVIRONMENTAL WATER SOURCE, INC.

Per:	/s/ Daryl English Authorized Signatory Name: Daryl English Title: President